United States securities and exchange commission logo





                             May 26, 2023

       Yana Kakar
       Chief Executive Officer
       Growth for Good Acquisition Corp
       12 E 49th Street, 11th Floor
       New York, New York 10017

                                                        Re: Growth for Good
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 12, 2023
                                                            File No. 333-271195

       Dear Yana Kakar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover Page

   1. Please revise the cover page to clarify if the sponsor holds 80,000 or 800,000 Class A ordinary shares
underlying the private placement units.
       Opinion of Marshall & Stevens, page 112

   2. We note your response to comment 14 and reissue. Please revise to disclose the specific data underlying each
analysis referenced in the disclosure.
 Yana Kakar
FirstName
Growth forLastNameYana   Kakar
           Good Acquisition Corp
Comapany
May        NameGrowth for Good Acquisition Corp
     26, 2023
May 26,
Page 2 2023 Page 2
FirstName LastName
Projected Financial Information, page 120

3. We note your response to comment 19 and reissue in part. Please expand your discussion of the material assumptions underlying your EBITDA projections, quantifying where applicable. Also explain in more detail how you arrived at the revenue projections for
         2024 and why the growth you project is reasonable. Describe the "scaling of existing product lines" and "projects and products currently in the pipeline" and how they relate to the projected revenue growth.
Interests of G4G's Directors and Executive Officers in the Business Combination, page 161

4. We note your response to comment 21 and reissue. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
Information about ZeroNox, page 236

5. We note your response to comment 34 and reissue. Please revise to identify the large
         Japanese OEM of agricultural machines and utility vehicles.
Annex I, page I-1

6. We note your response to comment 40 and reissue in part. Please revise to provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
General

7. Tell us whether Barclays or Credit Suisse were involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that each of Barclays
         and Credit Suisse claims no role in the SPAC   s business combination
transaction and has
         affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.
8. Please disclose whether Barclays or Credit Suisse assisted in the preparation or review of any materials reviewed by the G4G's board of directors or management as part of their services and whether Barclays and Credit Suisse have each withdrawn its association with
 Yana Kakar
FirstName
Growth forLastNameYana   Kakar
           Good Acquisition Corp
Comapany
May        NameGrowth for Good Acquisition Corp
     26, 2023
May 26,
Page 3 2023 Page 3
FirstName LastName
         those materials and notified G4G of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Barclays' or Credit
         Suisse's resignation indicates it is not willing to have the liability associated with such work in this transaction.
9.       Please provide us with any correspondence between Barclays or Credit
Suisse and
         G4G/ZeroNox relating to Barclays' and Credit Suisse's resignations.
10. Please provide us with the engagement letter between G4G/ZeroNox and Barclays and
         Credit Suisse. Please disclose any ongoing obligations pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.
11. Please provide us with a letter from each of Barclays and Credit Suisse stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each of Barclays and Credit Suisse and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays and Credit Suisse do not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.
         Additionally, please indicate that Barclays and Credit Suisse withdrew from their roles and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether each of
         Barclays and Credit Suisse performed substantially all the work to earn its fees.
12. Please revise your disclosure to highlight for investors that Barclays' and Credit Suisse's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that each of Barclays and Credit Suisse has been previously involved with the transaction.
13. Please discuss the potential impact on the transaction related to the resignation of Barclays and Credit Suisse. We note that Barclays and Credit Suisse were underwriters in the IPO of the SPAC. If Barclays or Credit Suisse would have played a role in the closing, please revise to identify the party who will be filling Barclays' or Credit Suisse's role.
14. We understand that Barclays and Credit Suisse, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why
         the waiver was agreed to, and clarify the SPAC   s current
relationship with Barclays and
         Credit Suisse.
15. Please describe what relationship existed between Barclays and Credit Suisse and G4G after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays or Credit Suisse. For example, clarify whether Barclays or Credit
 Yana Kakar
Growth for Good Acquisition Corp
May 26, 2023
Page 4
      Suisse had any role in the identification or evaluation of business combination targets.
16. Please tell us whether you are aware of any disagreements with Barclays or Credit Suisse regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that each of Barclays and Credit Suisse was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Barclays and Credit Suisse are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
17. Disclose whether Barclays and Credit Suisse provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Barclays and
      Credit Suisse were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays and Credit Suisse have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.
       You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameYana Kakar
                                                            Division of
Corporation Finance
Comapany NameGrowth for Good Acquisition Corp
                                                            Office of
Manufacturing
May 26, 2023 Page 4
cc:       Michael Chitwood
FirstName LastName